2211 North First Street
San Jose, CA 95131
paypal.com

October 14, 2016

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:    Ms. Jennifer Thompson

Re:    PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 11, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed July 26, 2016
Form 8-K, Filed July 21, 2016
File No. 001-36859

Dear Ms. Thompson:

Thank you for your letter dated September 30, 2016 addressed to PayPal Holdings, Inc. (the “Company” or “PayPal“) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Form 10-Q”) and the Company’s Current Report on Form 8-K, filed July 21, 2016 (the “Form 8-K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.
Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors

Our business is subject to extensive government regulation…

Anti-Money Laundering and Counter-Terrorist Financing, page 20

1.
You disclose that you entered into a settlement with the Treasury Department’s Office of Foreign Assets Control (“OFAC”) regarding possible violations of OFAC sanctions, and that you continue to cooperate with OFAC regarding other transactions. OFAC’s website and third party news articles state that the countries involved in the transactions underlying the settlement include Sudan. Section 7.03(b) of the credit and guarantee agreement you filed as Exhibit 10.6 to your Form 8-K dated July 17, 2015, indicates that you may engage in activities with sanctioned countries, defined in the agreement to included Sudan and Syria, to the extent such activities are not prohibited by sanctions. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Company response:

PayPal and our subsidiaries do not provide products or services to Sudan or Syria. PayPal does not anticipate future contacts with Sudan or Syria, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements, unless such products, services or contact are licensed by OFAC and/or any other appropriate governmental authority in the jurisdictions in which PayPal or its subsidiaries operate. The volume and dollar value of any such licensed transactions is de minimis in nature.

PayPal prohibits access to its website from Sudan and Syria, and does not allow people or companies in those countries to register for PayPal accounts. We block IP addresses known to be associated with entities in these countries, and devote significant resources to avoid doing business with sanctioned countries and to prevent payments to or from them.

Since April 2013, PayPal has been scanning transactions in real time through our Real-Time Scanning (“RTS”) system, searching for payments to or from sanctioned countries, including Sudan and Syria. We block or reject any such payments, as appropriate, when identified, unless subject to a general or specific license. Prior to adoption of the RTS system in April 2013, PayPal also scanned transactions, although not in real time, which resulted in certain payments that were processed before they were identified as prohibited. PayPal self-disclosed the processing of these payments to OFAC as possible violations. PayPal’s March 2015 settlement with OFAC (the “OFAC Settlement”) covered such transactions between 2009 and 2013 in alleged violations of the Sudan sanctions; however, there were no alleged violations of the Syria sanctions in the OFAC Settlement. These transactions did not include any payments to or from the governments of Sudan or Syria or entities they control. The alleged Sudan sanctions violations primarily related to embargoed goods and involved sales of Sudanese-origin goods and services by non-Sudanese individuals. The OFAC Settlement covered 33 transactions totaling $3,314.43 relating to the Sudan sanctions.

As is noted in our periodic reports, PayPal has self-disclosed to OFAC certain possible violations that may have occurred due to possible PayPal agent errors or technical issues involving PayPal’s RTS system and were not covered by the OFAC Settlement. Please see, e.g., “Note 11 - Commitments and Contingencies” on page 88 of the Form 10-K and page 26 of the Form 10-Q and the discussion in “Risk Factors” on page 20 of the Form 10-K and pages 55-56 of the Form 10-Q. These instances, which are still under review, are of the same nature as those covered in the OFAC Settlement, namely transactions processed referencing sanctioned countries (e.g., Sudan and Syria) or embargoed goods, or involving entities on OFAC’s “Specially Designated Nationals” list. Most of these transactions were flagged by PayPal’s RTS system, which captures many “false positives” (due to such factors as the common or similar sounding names or email addresses) that then have to be manually reviewed for compliance. PayPal has self-reported to OFAC payments that were subsequently processed (or rejected instead of being blocked) due to human error or technical issues affecting the RTS system.

PayPal is committed to ensuring compliance with all applicable U.S. economic sanctions and export controls. We have invested, and continue to invest, significant resources in technology, training and education to continually improve our systems and processes and to rectify the agent errors and technical issues that caused potentially impermissible payments to be processed.

2.
Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company response:

As noted in the response to comment 1 above, PayPal and its subsidiaries do not provide any products or services to Sudan or Syria, nor do we anticipate future contacts with Sudan or Syria, unless subject to a general or specific license. Moreover, the only other contacts with either of these jurisdictions involve inadvertent transactions due to human error or due to technical issues. The number and size of these inadvertent transactions are described in the response to comment 1 in connection with the OFAC Settlement. Based on the foregoing, we believe these contacts are not material in quantitative terms.

We recognize that any possible violations of U.S. economic sanctions are a serious matter. Accordingly, in PayPal’s periodic reports, we disclose that these possible violations “could result in claims or actions against us, including litigation, injunctions, damage awards, fines or penalties, or require us to change our business practices that could result in material loss, require significant management time, result in the diversion of significant operational resources or otherwise harm our business.” Please see, e.g., “Note 11 - Commitments and Contingencies” on page 88 of the Form 10-K and page 26 of the Form 10-Q and the discussion in “Risk Factors” on page 20 of the Form 10-K and pages 55-56 of the Form 10-Q. It is impossible to predict with certainty how and when OFAC will assess the possible violations with a nexus to Syria or Sudan that have been self-disclosed. If OFAC considers these possible violations to be “non-egregious,” the maximum penalty would be half of the transaction value. However, for self-disclosed possible violations that OFAC considers to be “egregious,” the maximum penalty could be $142,291 per violation. For any violations that were not self-disclosed and considered “egregious” by OFAC, the maximum penalty could be $284,582 per violation. Given our substantial efforts to improve our systems and processes in this area, as well as the size and number of transactions self-reported, we believe that any penalty that OFAC could potentially and ultimately impose against PayPal for these self-reported transactions would be significantly smaller than the maximum possible penalty.

Given the very limited and isolated nature of any possible known activities involving Sudan or Syria, we do not believe that the instances described above would impact investor sentiment, PayPal’s reputation or share value. Therefore, while we believe investors should be informed of the material risks associated with possible OFAC violations (as we have done in PayPal’s periodic reports), which under certain circumstances could be material, we do not consider these self-disclosed contacts to pose a material investment risk to our security holders or a material risk to PayPal.

Selected Financial Data, page 34

3.	In future filings please also disclose income (loss) from continuing operations per common share. Please refer to Instruction 2 of the Instructions to Item 301 of Regulation S-K.

Company response:

We confirm that within Item 6: Selected Financial Data, we will disclose income (loss) from continuing operations per common share in our future filings on Form 10-K.

Form 10-Q for the Quarter Ended June 30, 2016

Financial Statements

Note 1 - Overview and Summary of Significant Accounting Policies

Customer Accounts, page 9

4.	We note your disclosures concerning the changes in your cash flow statement classification between investing activities and financing activities, and we have the following comments:

•
We note that at December 31, 2015, your “funds receivable and customer accounts” asset account was classified as cash flows from financing activities, consistent with your historical presentation. We further note that when you were part of eBay, you provided us with a detailed explanation of why this asset account was classified as cash flows from financing activities. Please refer to eBay’s letters to us dated April 26, 2013 and May 23, 2013, which are publicly available on our website. Please tell us whether your rationale for classifying this asset account within cash flows from financing activities at December 31, 2015 was the same as the rationale expressed in those previous letter to us; if not, please tell us in detail how your rationale for classifying this asset account as cash flows from financing activities at December 31, 2015 differed from the views previously expressed.

•
We read in your Form 10-Q that due to your approved plan to designate $800 million of European customer balances held in your Luxembourg banking subsidiary to be used to extend credit to your European customers you have presented changes in funds receivable and customer accounts as cash flows from investing activities based on the nature of the activity underlying your customer accounts. Please explain to us how this plan and your reclassification of $800 million of amounts previously included in funds receivable and customer accounts in your balance sheet to cash and cash equivalents in your balance sheet caused a change in the classification of cash flows related to the entire balance of funds receivable and customer accounts and triggered the movement of this account to cash flows from investing activities. Also tell us why, once you reclassified this account to cash flows from investing activities, you revised the amounts previously reported in your cash flow statement for purchases of investments and maturities and sales of investments, and explain how you determined the amounts allocated to these line items versus the funds receivable and customer accounts line item. If factors other than the designation of $800 million of customer balances held in your Luxembourg banking subsidiary to be used to extend credit to your European customers contributed to the change in classification of your cash flows, please explain these other factors to us in detail.

Company response:

At December 31, 2015, net changes in cash flows relating to our “Funds receivable and customer accounts” were classified as cash flows from financing activities consistent with the rationale previously provided in the eBay Inc. letters to the SEC dated April 26, 2013 and May 23, 2013 (the “eBay Letters”). As noted in the eBay Letters, the “Funds payable and amounts due to customers” liability account has similar characteristics to demand deposits held at financial institutions, and therefore, the cash flows are akin to financing activities under ASC 230-10-20. Consistent with our historical presentation and through the year ended December 31, 2015, cash flows arising from “Funds receivable and customer accounts” (the “asset”

account) and “Funds payable and amounts due to customers” (the “liability” account) were directly linked and interrelated (i.e., balances were always equal and offsetting, due to contemporaneous movements between the customer accounts and amounts due to customers). Prior to and as of December 31, 2015, the intent and utilization of the assets underlying customer balances and the interrelationship and linkage of customer accounts and amounts due to customers supported our accounting policy of presenting the changes in the asset account in the consolidated statement of cash flows in a manner consistent with the changes in the liability account. Accordingly, at December 31, 2015 we classified the cash flow impacts of both these line items within the financing activities section in the consolidated statement of cash flows.

In March 2016, the Supervisory Board of our Luxembourg banking subsidiary approved a plan to designate $800 million of European customer balances held in our Luxembourg banking subsidiary to be used to extend credit to our European customers. As required by the Luxembourg banking regulator, the Supervisory Board is composed of a majority of independent, non-executive directors. While the use of the $800 million to fund credit to our European customers did not begin until April 2016, we determined that the approval of this plan triggered the change in management’s intent related to these customer balances and impacted the linkage between the asset account and the liability account. When considering the impact of this approval to our statement of cash flows, we noted the Staff’s discussion at the 2006 AICPA Conference on Current SEC and PCAOB Developments, which indicates that when cash flow classification is unclear, registrants must use judgment and analysis that consider the nature of the activity and the predominant source of cash flow for these items, consistent with guidance per ASC 230-10-45-22. Accordingly, we determined that the approval of the plan broke the interrelationship for a portion of the customer balances, and therefore concluded that the nature of cash flows is the most relevant approach to determine the cash flow classification for the entire balance of asset accounts.

Regulations in various jurisdictions require us to hold eligible liquid assets equal to at least 100% of the aggregate amount of customer balances for those jurisdictions. As a result, PayPal has elected to restrict its use of the assets underlying customer accounts, excluding the $800 million of European customer balances classified as “Cash and cash equivalents.” As presented in Note 6 on our Form 10-Q for the period ended March 31, 2016, the assets underlying “Funds receivable and customer accounts” have been comprised of cash and cash equivalents, government and agency securities, time deposits, corporate debt securities and funds receivable for all periods presented. Accordingly, based on the nature of the cash flows being most similar to restricted cash and cash equivalents and restricted investments, we have classified the cash flows as investing activities consistent with the guidance per ASC 230-10-20. Specifically, cash flows similar in nature to restricted cash and cash equivalents are presented within “Funds receivable and customer accounts” on a net basis and cash flows similar in nature to investments are presented within “Purchases of investments” and “Maturities and sales of investments” on a gross basis. We believe that funds receivable is akin to Cash in Process of Collection (“CIPC”) which is included in cash and cash equivalents according to section 6.01 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions: Banks and Savings Institutions, Credit Unions, Finance Companies and Mortgage Companies. Accordingly, we have presented funds receivable together with customer accounts on our condensed combined and consolidated statement of cash flows.

As noted in ASC 230-10-45-22, the FASB has acknowledged that in some situations a reasonable case can be made for alternative classifications. We believe that our change in classification of cash flows from financing to investing, where both classifications are in accordance with US GAAP, represents a reclassification of information and not a change in accounting principle. Accordingly, all periods presented were retrospectively reclassified consistent with guidance per ASC 205-10-45-3. In addition, we believe the retrospective reclassification adds transparency and comparability to our condensed combined and consolidated statement of cash flows.

The designation of $800 million of European customer balances held in our Luxembourg banking subsidiary to be used to extend credit to our European customers was the only factor that contributed to the change in classification of our cash flows.

Form 8-K Filed July 21, 2016, Exhibit 99.1

5.
The table titled “Reconciliation of GAAP Operating Margin to Non-GAAP Pro Forma Operating Margin, GAAP Net Income to Non-GAAP Pro Forma Net Income and GAAP Diluted EPS to Non-GAAP Pro Forma Diluted EPS” in your earnings release does not appear consistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 because it presents a full non-GAAP income statement. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

Company response:

PayPal prepared the information in the referenced table to provide a consistent basis for investors to review the Company’s performance across periods since the Company separated from its former parent, eBay Inc., in July 2015. It has been our intention to discontinue (and we will discontinue) providing this table in our earnings release for the quarter ended September 30, 2016, as investors now have four quarters of comparable data for PayPal as a stand-alone company.

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Please do not hesitate to contact me if you have any questions at 408-967-4329, or via email at aaronanderson@paypal.com.

Very truly yours,

PayPal Holdings, Inc

By:	/s/ Aaron A. Anderson
Name: Aaron A. Anderson
Title: Vice President, Chief Accounting Officer